AB*
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08029378

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 29 2008

Washington, DC
112

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65641

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Berkshire Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Madison Avenue, 19th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard D. Miles 212-207-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor Davies Munns & Dobbins, LLP
(Name – *if individual, state last, first, middle name*)

60 E 42nd Street (Address) New York (City) NY (State) 10165 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard D. Miles, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berkshire Capital Securities, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer

Title

JULIE E. MALAVE
Notary Public, State of New York
No. 01MA6059397
Qualified in New York County
Commission Expires July 2, 2011

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) Independent Auditors' Report on Internal Accounting Control

X (p) Note to Financial Statements

Berkshire Capital Securities, LLC
and Subsidiary

Consolidated Financial Statements
and Supplemental Schedule
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

December 31, 2007

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report

The Board of Directors and Members
Berkshire Capital Securities, LLC

We have audited the accompanying consolidated statement of financial condition of Berkshire Capital Securities, LLC and Subsidiary (the Company) as of December 31, 2007, and the related consolidated statements of operations, changes in members' equity and comprehensive income and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Berkshire Capital Securities Limited, (Berkshire Capital) a wholly-owned foreign subsidiary, which statements reflect total assets of $408,745 as of December 31, 2007, and total revenues of $474,258 and net income of $1,962 for the year then ended. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for Berkshire Capital, is based solely on the report of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Berkshire Capital Securities, LLC and Subsidiary as of December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, based on our audit and the report of other auditors, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
February 21, 2008

The Lincoln Building, 60 East 42nd Street, New York, New York 10165 212.286.2600 tel 212.286.4080 fax www.odmd.com

Berkshire Capital Securities, LLC and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2007

ASSETS	
Cash and cash equivalents	$ 4,093,287
Client receivables	1,339,892
Investments	286,680
Furniture, equipment and leasehold improvements, net	262,093
Other assets	330,686
Due from affiliates	94,808
Restricted cash	664,400
	$ 7,071,846

LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 404,801
Pension and bonuses payable	2,185,601
Deferred rent expense	184,930
Total Liabilities	2,775,332
Members' equity	4,296,514
	$ 7,071,846

See notes to consolidated financial statements

Berkshire Capital Securities, LLC and Subsidiary

Consolidated Statement of Operations

Year Ended December 31, 2007

REVENUE	
Completion fees	$ 6,531,550
Advisory fees	3,637,500
Valuation fees	1,379,121
Investment income	91,474
Gain on sale of investment	71,819
	11,711,464
EXPENSES	
Employee compensation, benefits and related expenses	6,623,220
Rent	1,000,913
Research and statistical costs	119,366
Professional fees	520,909
Regulatory fees and expenses	64,990
Communications costs	137,023
Depreciation and amortization	96,695
Interest expense	21,466
Bad debt expense	75,484
Other operating costs	1,480,087
	10,140,153
Net Income	$ 1,571,311

See notes to consolidated financial statements

Berkshire Capital Securities, LLC and Subsidiary

Consolidated Statement of Changes in Members' Equity and Comprehesive Income

Year Ended December 31, 2007

Members' equity, beginning of year	$ 3,751,590
Comprehensive Income	
Net income	1,571,311
Unrealized foreign currency translation adjustment	9,181
Total Comprehensive Income	1,580,492
Members' contributions	207,216
Members' distributions	(1,242,784)
Members' equity, end of year	$ 4,296,514

See notes to consolidated financial statements

Berkshire Capital Securities, LLC and Subsidiary

Consolidated Statement of Cash Flows

Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,571,311
Adjustments to reconcile net income to net cash provided by operating activities	
Gain on sale of investments	(71,819)
Depreciation and amortization	96,695
Changes in operating assets and liabilities	
Client receivables	352,515
Other assets	(104,571)
Due from affiliates	(94,808)
Accounts payable and accrued expenses	(67,210)
Pension and bonuses payable	653,065
Deferred rent expense	(19,510)
Net Cash Provided by Operating Activities	2,315,668
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from sale of investments	169,869
Purchases of furniture, equipment and leasehold improvements	(43,963)
Net Cash Provided by Investing Activities	125,906
CASH FLOWS FROM FINANCING ACTIVITIES	
Members' contributions	207,216
Distributions to members	(1,242,784)
Net Cash Used by Financing Activities	(1,035,568)
Effect of exchange rate changes on cash	5,361
Net Change in Cash and Cash Equivalents	1,411,367
CASH AND CASH EQUIVALENTS	
Beginning of year	2,681,920
End of year	$ 4,093,287

See notes to consolidated financial statements

Berkshire Capital Securities, LLC And Subsidiary

Notes to Consolidated Financial Statements

1. Organization

Berkshire Capital Securities, LLC (the Company), a limited liability company, is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company transacts its investment banking business at offices in New York, Colorado and London. Berkshire Capital Securities Limited, its wholly-owned United Kingdom subsidiary, conducts London office investment banking activities.

2. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All material intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For the purpose of the consolidated statement of cash flows the Company considers all highly liquid debt instruments with a maturity of three months or less, at the time of purchase, to be cash equivalents.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost. Maintenance and repairs are charged to operations. Depreciation expense is calculated on a straight-line basis over the respective assets' remaining useful life. Leasehold improvements are amortized over the shorter of the economic useful life of the improvement or the lease term.

Income Taxes

The Company is treated as a partnership for Federal and state income tax purposes and, accordingly does not record an income tax provision because its members report their share of the Company's income or loss in their income tax returns.

Berkshire Capital Securities, LLC and Subsidiary

Notes to Consolidated Financial Statements

2. Significant Accounting Policies *(continued)*

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred. For the year ended December 31, 2007, advertising expense was approximately $86,000.

Completion Fees

Completion fees consist of revenues earned from providing merger-and-acquisition and financial restructuring advisory services. Such fees are recorded when the underlying transaction is consummated.

Investments

Investments consist of two non-publicly traded partnerships which are recorded at net realizable value, based on valuations by the Company's management.

Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, while revenues and expenses are translated at the average rates of exchange for the year. Gains and losses resulting from foreign currency translation are included within other comprehensive income.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the rate provides that equity capital may not be withdrawn in the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital of approximately $1,318,000, which was approximately $1,133,000 in excess of its required net capital of $185,022.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

4. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consisted of the following at December 31, 2007:

		Estimated Useful Life
Furniture and fixtures	$ 340,164	7 yrs.
Office Equipment	1,493,644	5-7 yrs.
Leasehold improvements	216,169	5-10 yrs.
	2,049,977	
Accumulated depreciation	1,787,884	
	$ 262,093	

5. Employee Benefit Plan

The Company maintains a 401(k) plan for substantially all of its employees. The Company makes annual matching contributions up to 50% of the first 6% of employees' compensation. In addition, the Company may make additional discretionary profit sharing plan contributions as determined by the Board of Directors. Plan expense for the year ended to December 31, 2007 was $174,984.

6. Equity Participation Program

The Company has an equity participation program (EPP) for key employees (Participants). Under the terms of the EPP, Participants may be eligible, on an annual basis, to allocate a portion of their compensation, to purchase newly issued units of membership interest. The pricing of units purchased under the EPP is calculated annually based on the Company's earnings and year end book value. For the year ended December 31, 2007, there were no units of membership interest purchased pursuant to the EPP.

7. Commitments

The Company has offices in New York City, Colorado, Pennsylvania and London. Leases for office space expire through October 31, 2015. A stand-by letter of credit in the amount of $664,400 was delivered to the landlord in lieu of cash security for the New York City office. The Company is required to maintain a compensating balance with the bank while the letter of credit is outstanding. Such compensating balance has been presented as restricted cash in the accompanying Consolidated Statement of Financial Condition. Rent expense for 2007 was net of rental sublease income of approximately $24,000.

Approximate future minimum rental payments at December 31, 2007, under all operating leases having an initial or remaining non-cancelable term of more than one year are shown below.

Year Ended December 31,	
2008	$ 879,000
2009	879,000
2010	879,000
2011	889,000
2012	920,000
Thereafter	586,000
	$5,032,000

8. Financial Instruments and Credit Risk Concentration

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, investments and client receivables. The Company places its cash and cash equivalents in highly regarded financial institutions. At times, cash balances exceed the Federal Deposit Insurance Corporation's insurable limit. This potentially subjects the Company to a concentration of credit risk. The Company has not experienced any losses in such accounts. The Company does not have a material concentration of credit risk with respect to client receivables, due to its generally short payment terms. Management believes that all client receivables are collectible therefore no allowance for bad debts has been recognized at year-end.

Supplemental Schedule

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Broker Dealers Pursuant to Rule 15c3-1

December 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

Berkshire Capital Securities, LLC and Subsidiary

Computation of Net Capital under Rule 15C3-1
The Securities and Exchange Commission

December 31, 2007

Consolidated members' equity, at December 31, 2007	$ 4,296,514
Deductions and/or charges	
Non-allowable assets	
Restricted cash	664,400
Client receivables	1,339,892
Due from affiliates	94,808
Furniture, equipment and leasehold improvements, net	262,093
Other assets	330,686
	2,691,879
Tentative Net Capital	1,604,635
Haircuts on security positions	286,680
Net Capital	1,317,955
Minimum net capital requirement of 6 2/3% of aggregate indebtedness of $2,775,332 or $100,000, whichever is greater	185,022
Excess Net Capital	$ 1,132,933
Total aggregate indebtedness	$ 2,775,332
Ratio of aggregate indebtedness to net capital	2.1 to 1

There are no material differences between this computation of net capital and the corresponding computation prepared by the company and included in it's unaudited Part II A Focus Report as of December 31, 2007.

See independent auditors' report.

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report On Internal Control Structure Required By S.E.C. Rule 17a-5

The Board of Directors of
Berkshire Capital Securities, LLC

In planning and performing our audit of the consolidated financial statements and supplemental schedule of Berkshire Capital Securities, LLC and Subsidiary (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a- 3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13,

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
February 21, 2008

END